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AB 3/7

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 66989

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2014** (MM/DD/YY) AND ENDING **12/31/2014** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CROSS POINT CAPITAL, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4422 Rt 27, BLDG C SUITE 1
(No. and Street)

KINGSTON	**NJ**	**08528**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DANIEL BEATON/KATHY A COLLINS **609-514-0449**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WITHUMSMITH+BROWN, PC
(Name -- *if individual, state last, first, middle name*)

5 VAUGHN DRIVE	**PRINCETON**	**NJ**	**08540**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

3/9/15

OATH OR AFFIRMATION

I, MUNISH SOOD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CROSS POINT CAPITAL LLC, as of DECEMBER 31 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING PRINCIPAL

Title

KATHY A COLLINS
ID # 2315422
NOTARY PUBLIC
STATE OF NEW JERSEY
My Commission Expires May 26, 2019

Kathy A. Collins

Notary Public

KATHY A COLLINS NOTARY PUBLIC STATE OF NEW JERSEY

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations.
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report Regarding Rule 15c3-3 exemption
- [ ] (p) Rule 15c3-3 Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUBLIC REPORT

CROSS POINT CAPITAL, LLC

Statement of Financial Condition

December 31, 2014

With Independent Registered Public Accounting Firm Report

Cross Point Capital, LLC
Table of Contents
December 31, 2014

WithumSmith+Brown, PC
AUDIT • TAX • ADVISORY

5 Vaughn Drive
Princeton, New Jersey 08540 USA
609 520 1188 . fax 609 520 9882
www.withum.com

Additional offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, Colorado and Grand Cayman

Report of Independent Registered Public Accounting Firm

To the Member,
Cross Point Capital, LLC

We have audited the accompanying statement of financial condition of Cross Point Capital, LLC, as of December 31, 2014. This financial statement is the responsibility of Cross Point Capital, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Cross Point Capital, LLC as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 26, 2015

Cross Point Capital, LLC
Statement of Financial Condition
December 31, 2014

Assets

Cash	$	439,986
Accounts receivable		42,833
Due from clearing firm		1,153,631
Prepaid expense		57,232
Security deposits		4,636
	$	1,698,318

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	46,499
Accrued bonus		40,000
Commission payable		1,144,011
Deferred revenue		8,000
Total liabilities		1,238,510
Member's equity		459,808
	$	1,698,318

The Notes to Financial Statements are an integral part of this statement.

1. Organization and Summary of Significant Accounting Policies

Nature of Business
Cross Point Capital, LLC (the "Company") is a broker-dealer and is registered with the Securities and Exchange Commission (the "SEC") and the State Securities Commission of New Jersey. It is also a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware limited liability company and has operating locations in New Jersey, North Carolina, and Texas.

The Company assists in brokerage of private placements of securities and assists as a structuring and placement advisor in the securitization of pools of structured and/or asset or collateralization-based finance vehicles. The Company engages in riskless principal transactions. A riskless principal transaction is a transaction in which the Company receives an order to buy a security from a customer contemporaneously with an order to sell a security with a different customer. All terms and pricing of the riskless principal transactions are agreed to by all parties prior to the order being executed. The Company also provides full service financial consulting in various areas including auction rate broker dealer services and secondary market trading, and structuring or restructuring services. In addition, the Company serves as a middle market broker dealer who conducts municipal securities trading and sales.

Accounting Basis
The financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

Revenue Recognition
Revenue from riskless principal transactions is calculated as a percentage of the gross proceeds. Revenue from these transactions is recognized on a trade-date basis. Consulting income is earned when the services are performed. Fee income from municipal security transactions is earned when the trades are executed. The Company recognizes revenue on service contracts ratably over applicable contract periods or as services are performed. Amounts billed and collected before services are performed are included in deferred revenue.

Due from Clearing Firm
The company clears all of its brokerage transactions through a broker-dealer on a fully disclosed basis. Due from clearing firm amount relates to the aforementioned transactions. The company monitors the credit standing of the clearing organization as deemed necessary. Amounts due from clearing firm are considered fully collectible by management.

Accounts Receivable
Accounts receivable represent amounts due from the Company's clearing firm for riskless principal transactions that were traded prior to the year end. It also represents amounts due from consulting income and management fee income earned prior to the year end. The Company considers accounts receivable to be substantially all collectible. Accordingly, no allowance for doubtful accounts is required at December 31, 2014.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes
The Company is a single member limited liability company. Therefore, the income or loss is passed through to the member and no provision or liability for federal and state income taxes has been included in the financial statements for the Company.

The Company has adopted the application of "*Accounting for Uncertainty in Income Taxes*". The

Company had no unrecognized tax benefits at December 31, 2014. In addition, the Company has no income tax related penalties or interest for the period.

Since the Company is a single member limited liability company, it is considered to be a disregarded entity for the tax purposes. Therefore, it is not required to file income tax returns in the U.S. federal jurisdiction or states in 2014. The Company has no open years prior to December 31, 2011.

2. Related Party Transactions

The Company shared an office space and also some office personnel with an affiliate. In 2014, the Company incurred salaries, rent, telephone, and other expenses from this affiliate.

3. Concentrations of Credit Risk

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any loss in these accounts and does not believe it is exposed to any significant credit risk on cash.

4. Commitment

The Company has an obligation under an operating lease agreement for the following office space: North Carolina - expiring 2016, Texas – expiring 2016, and New Jersey – expiring 2015. Rental expense under these operating leases were $80,479 for the year ended December 31, 2014. The Company's future minimum lease commitments under operating lease agreements are as follows:

Year Ended	
2015	$ 70,278
2016	10,828
	$ 81,106

5. Net Capital Requirement

As a registered broker and member of the Financial Industry Regulatory Authority, Inc., (FINRA), the Company is subject to SEC Uniform Net Capital rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $358,854, which was $108,854 in excess of its required net capital of $250,000. The Company's net capital ratio was 3.45 to 1 at December 31, 2014.

6. Retirement Plan

The Company has a defined contribution 401(k) plan. Employees who have attained age 18 and have completed 90 days of service are eligible to participate. The Company may make discretionary matching contributions based on employee contributions. The Company may also make discretionary profit sharing contributions based on employee classification according to the plan.